Exhibit 99.1

Crown LNG Announces Execution of Final Agreements to Acquire Kakinada and Grangemouth LNG Import Terminal Assets

LONDON, November 1, 2024 (GLOBE NEWSWIRE) — Crown LNG Holdings Limited (Nasdaq: CGBS) (“Crown” or “Crown LNG”), a leading provider of LNG liquefaction and regasification terminal technologies for harsh weather locations, today announced the conclusion of two strategic acquisition agreements forming the basis of Crown LNG’s entry into the global LNG infrastructure network: KGLNG and Grangemouth. The KGLNG agreement finalizes the acquisition of all shares of KGLNG, which owns the operating license for the Company’s planned LNG import terminal in Kakinada, India. The Grangemouth agreement finalizes the acquisition of LNG import terminal assets in Grangemouth, Scotland from GBTron Lands Limited.

The Kakinada project, located on the East coast of India, is licensed to operate 365 days a year, a first for the harsh weather prone area. Imported gas from the planned terminal would reach demand centers via the East-West Pipeline, helping to support the Indian government’s drive to more than double the share of natural gas in the country’s energy mix to 15% by 2030.

Total consideration for the KGLNG acquisition will be made in shares of Crown LNG equal to $60 million.

The Grangemouth project, located on the East coast of Scotland, seeks to support the UK’s increasing drive for energy security post-Brexit and in the context of geopolitical impacts on energy markets. Currently, the UK relies on just three facilities for all of the country’s LNG imports, which increased 74% from 2021 to 2022.

Total consideration for the GBTron acquisition will be made in shares of Crown LNG equal to $25 million.

“We are excited and proud to announce the execution of these two transactions and move these two projects down the path,” said Swapan Kataria, Chief Executive Officer of Crown LNG. “With Crown LNG and our subsidiaries now firmly in control of the Kakinada and Grangemouth projects, we look forward to driving the success of these two transformative projects for both India and the UK.”

Crown remains dedicated to delivering exceptional LNG liquefaction and regasification terminal infrastructure solutions services that cater to the evolving needs of the under-served markets across the globe. As we focus on expanding our operations in Europe and South Asia, we continue to forge strategic partnerships and explore new opportunities to provide efficient and reliable solutions.

About Crown LNG Holdings Limited

Crown LNG is a leading provider of offshore LNG liquefaction and regasification terminal infrastructure solutions for harsh weather locations, which represent a significant addressable market for bottom-fixed, gravity based (“GBS”) liquefaction and floating storage regasification units, as well as associated green and blue hydrogen, ammonia and power projects. Through this approach, Crown aims to provide lower carbon sources of energy securely to under-served markets across the globe. Visit www.crownlng.com/investors for more information.

Forward-Looking Information and Statements

Certain statements in this announcement are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “would,” “plan,” “future,” “outlook,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. They involve known and unknown risks and uncertainties and are based on various assumptions, whether or not identified in this press release and on current expectations of Crown’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Crown. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Crown LNG Holdings Limited Contacts

Investors

Caldwell Bailey

ICR, Inc.

CrownLNGIR@icrinc.com

Media

Zach Gorin

ICR, Inc.

CrownLNGPR@icrinc.com